Filing Fee Exhibit
Calculation of Filing Fee Table
Schedule TO
(Form Type)
Equitable Holdings, Inc.
(Exact Name of Subject Company as Specified in its Charter)
Table 1: Transaction Valuation

	Transaction Valuation	Fee Rate	Amount of Filing Fee

Fees to be Paid	$451,420,112(1)	0.0001531	$69,113(2)

Fees Previously Paid	—	—	—

Total Transaction Valuation	$451,420,112

Total Fees Due for Filing			$69,113

Total Fees Previously Paid			—

Total Fee Offsets			—

Net Fee Due			$69,113

(1)
Estimated solely for the purposes of determining the filing fee pursuant to Rule
0-11
under the Securities Exchange Act of 1934, as amended (the “
Exchange Act
”). The Transaction Value has been calculated assuming that the maximum $444,333,000 aggregate liquidation preference of Series B Depositary Shares is purchased in the Offer. In such case, the aggregate cash consideration to be paid for such Series B Depositary Shares in the Offer will be $444,333,000, plus accrued and unpaid and undeclared dividends (assuming the Offer settles on the scheduled Settlement Date). Capitalized terms that are used but not defined in this Filing Fee Exhibit have the meanings ascribed to them in the Schedule TO to which this exhibit relates.

(2)
The amount of the filing fee, calculated in accordance with Rule
0-11(b)
of the Exchange Act, equals $153.10 per $1,000,000 of the aggregate amount of the Transaction Valuation (or 0.01531% of the aggregate Transaction Valuation).